UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Sales Agreement

On July 10, 2026, Helport AI Limited, a British Virgin Islands business company with limited liability (the “Company”), entered into a sales agreement (the “Sales Agreement”) with Lake Street Capital Markets, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of the Nasdaq Stock Market to sell shares from time to time based upon the Company’s instructions, which instructions may include any price, time, or size limits specified by the Company. Upon delivery of an issuance notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent a commission of up to 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated July 10, 2026, to the registration statement on Form F-3 (Registration Number 333-294622), initially filed by the Company on March 26, 2026 with the U.S. Securities and Exchange Commission (the “Registration Statement”), that forms a part of such Registration Statement, for an aggregate offering price of up to $9,550,000. The legality of the Ordinary Shares to be offered and sold pursuant to the prospectus supplement and the Sales Agreement is the subject of the opinion of Ogier, filed as Exhibit 5.1 to this current report.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as an exhibit to this current report.

This Form 6-K is hereby incorporated by reference into the Registration Statement and into any prospectus outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Ogier
10.1	Sales Agreement, dated July 10, 2026, by and between the Company and Lake Street Capital Markets, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: July 10, 2026

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